Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

November 12, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Todd Schiffman

Re:	ShoulderUp Technology Acquisition Corp.
Registration Statement on Form S-1
File No. 333-260503

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ShoulderUp Technology Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, November 16, 2021, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 100 copies of the Preliminary Prospectus dated October 26, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ John Eydenberg
	Name:	John Eydenberg
	Title:	Managing Director, Global Co- head of Global Asset Managers

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